EXHIBIT (D)(VIII)

ACCELERATED DEATH BENEFIT RIDER

Subject to the terms of this rider, upon receipt of the Owner’s written request, the Guardian Insurance & Annuity Company, Inc. (GIAC) will advance a portion of the death benefit to the Owner when the Insured has been certified as either Chronically Ill or Terminally Ill, as defined in this rider.

Disclosures

THIS RIDER PROVIDES FOR THE ACCELERATED PAYMENT OF LIFE INSURANCE DEATH PROCEEDS. THIS IS NOT MEANT TO CAUSE THE OWNER TO INVOLUNTARILY ACCESS DEATH PROCEEDS ULTIMATELY INTENDED TO BE PAYABLE TO THE DESIGNATED BENEFICIARY. AN ACCELERATED DEATH BENEFIT PAYMENT WILL BE MADE AVAILABLE TO THE OWNER ON A VOLUNTARY BASIS ONLY. THEREFORE, THE OWNER IS NOT ELIGIBLE TO RECEIVE AN ACCELERATED DEATH BENEFIT PAYMENT IF HE/SHE IS:

–	REQUIRED BY LAW TO USE THIS PAYMENT TO MEET THE CLAIMS OF ANY CREDITOR(S), WHETHER IN BANKRUPTCY OR NOT; OR

–	REQUIRED BY A GOVERNMENT AGENCY TO USE THIS PAYMENT IN ORDER TO APPLY FOR, OBTAIN, OR KEEP MEDICAID BENEFITS OR ANY OTHER GOVERNMENT BENEFIT OR ENTITLEMENT.

ALTHOUGH THE PAYMENTS MADE UNDER THIS RIDER ARE INTENDED TO QUALIFY FOR FAVORABLE TAX TREATMENT UNDER SECTION 101(g) OF THE FEDERAL INTERNAL REVENUE CODE, PAYMENTS MADE UNDER THIS RIDER MAY BE TAXABLE. THE OWNER SHOULD CONSULT A COMPETENT TAX ADVISOR TO DETERMINE THE CURRENT TAX CONSEQUENCES BEFORE REQUESTING ANY ACCELERATED PROCEEDS.

THE CASH SURRENDER VALUE, ALTERNATE NET CASH SURRENDER VALUE, LOAN VALUE, AND DEATH PROCEEDS PAYABLE WILL BE REDUCED BY ANY LIEN OUTSTANDING DUE TO THE PAYMENT OF AN ACCELERATED DEATH BENEFIT UNDER THIS RIDER.

Definitions

Additional terms not defined in this section, or elsewhere in this rider, are explained in the base policy.

Accelerated Death Benefit

A portion of the death benefit that, upon receipt of your written request, is paid in advance when the insured has been certified as either Chronically Ill or Terminally Ill.

Activities of Daily Living

Activities of Daily Living are basic human functional capacities relating to the insured’s ability to live independently. They are as follows:

(a)	Bathing: the ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower, without Substantial Assistance from another individual.

(b)	Continence: the ability to maintain control of bowel or bladder function, or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag, without Substantial Assistance from another individual.

(c)	Dressing: the ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs, without Substantial Assistance from another individual.

(d)	Eating: the ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table, or by feeding tube or intravenously, without Substantial Assistance from another individual.

(e)	Toileting: the ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene, without Substantial Assistance from another individual.

(f)	Transferring: the ability to move into or out of a bed, chair or wheelchair, without Substantial Assistance from another individual.

18-ABR GIAC	The Guardian Insurance & Annuity Company, Inc.

Chronically Ill or Chronic Illness

This means that the Insured has been certified, within the preceding 12 months, by a Physician as:

(a)	being permanently unable to perform (without Substantial Assistance from another individual) two or more Activities of Daily Living due to loss of functional capacity; or

(b)	requiring substantial supervision from another individual to protect the Insured from threats to health and safety due to permanent Severe Cognitive Impairment.

Insured

The person covered under the basic policy. This term does not include other persons covered under other riders which are part of the policy.

Net Amount at Risk

The Net Amount at Risk is used to determine the Total Lien Limit for the rider. The Net Amount at Risk on a given date is equal to the death benefit of the policy on that date less the Policy Account Value on that date.

Physician

This means a medical doctor within the definition of Section 1861(r)(1) of the Social Security Act who is licensed to practice the healing arts and who is acting within the scope of his or her license. It does not include an Insured or Owner under the basic policy. It also does not include an immediate family member of either the Insured or the Owner.

Severe Cognitive Impairment

This means a deterioration or loss of intellectual capacity that is: (a) comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia; and (b) measured by clinical evidence and standardized tests that reliably measure impairment in the following areas:

1.	Short term or long term memory; or

2.	Orientation to people, places or time; or

3.	Deductive or abstract reasoning; or

4.	Judgment as it relates to safety awareness.

Substantial Assistance

This means Hands on Assistance or Standby Assistance. Hands on Assistance means the physical assistance of another person without which the individual would be unable to perform the Activity of Daily Living. Standby Assistance means the presence of another person within arm’s reach of the individual that is necessary to prevent, by physical intervention, injury to the individual while he or she is performing an Activity of Daily Living.

Terminally Ill or Terminal Illness

This means that the Insured has been certified by a Physician as having an illness or physical condition which can reasonably be expected to result in death within 12 months.

Eligibility for the Payment of Benefits

For payments to be made under this rider, you must provide proof acceptable to us that the Insured is either Chronically Ill or Terminally Ill as defined in this rider. This proof includes, but is not limited to, certification by a Physician who:

•	has examined the Insured and is qualified to provide such certification; and

•	is neither the Owner, the Insured, or a family member of the Owner or Insured.

For Chronic Illness, such certification must have been made within the preceding 12-month period. If an Accelerated Death Benefit is requested on account of chronic illness on a policy that had previously had an Accelerated Death Benefit paid for chronic illness, we will require a new Physician’s certification if the prior certification is older than 12 months old.

18-ABR GIAC	The Guardian Insurance & Annuity Company, Inc.

We reserve the right to have the Insured examined by a Physician of our choosing and at our own expense when a claim is filed. In the case of conflicting Physician opinions, eligibility for benefits will be determined by a third Physician who is mutually acceptable to the Insured and GIAC. We also reserve the right to require proof which we consider acceptable of the Owner’s mental competence on the date the accelerated proceeds are requested.

Limitations or Conditions on Eligibility of Benefits

We will pay the Accelerated Death Benefit to the Owner, subject to the following conditions:

•	We must receive at our Customer Service Office your written request for an Accelerated Death Benefit. Any such request must be submitted to us in Good Order. We must receive the Claim Form and any required Physician’s certification regarding the Insured’s medical condition as described in the “Claim Form” provision.

•	The Accelerated Death Benefit payment when added together with any outstanding liens under the policy cannot exceed the Total Lien Limit. If the Accelerated Death Benefit Payment is made on account of chronic illness, the payment is further limited by the Annual Lien Limit.

•	The Owner may take a maximum of 4 liens per policy year.

•	If the policy was issued as part of a pension plan, in order for an Accelerated Death Benefit to be paid, the policy must be out of the pension plan and no longer owned by the plan, or trust established by the plan, or by the Insured’s employer.

•	Any assignee and any irrevocable beneficiary must consent in writing, in a form acceptable to us, to the payment of the Accelerated Death Benefit, on the date such benefit is requested. Such written consent must be received at our Customer Service Office in Good Order.

•	If the Insured dies before a requested Accelerated Death Benefit has been paid, the request will be cancelled, and we will pay the death proceeds, as defined in the policy to the beneficiary.

•	The Accelerated Death Benefit will be paid to the Owner or the Owner’s estate while the Insured is living, unless the Benefit has been otherwise assigned or designated in writing by the Owner.

•	While a lien is outstanding, no changes in the plan of insurance, changes in Death Benefit Option, face amount decreases, or face amount increases will be permitted under the basic policy. However, withdrawals will still be permitted.

•	Death Benefit Option 1 must be in effect. If Death Benefit Option 2 or 3 is in effect, it will be changed to Death Benefit Option 1 on the date we pay the Accelerated Death Benefit.

•	Any amounts in the Indexed Account, Holding Account or in a Variable Investment Option will be automatically transferred to the Fixed Rate Option on the date we make the first accelerated benefit payment. As such, any indexed policy loans will be changed to standard policy loans. Once these amounts have been allocated to the Fixed Rate Option, no transfers will be allowed while there is an outstanding lien. If a lien is repaid, transfers to the variable investment options and indexed option will then be allowed.

Liens

When an Accelerated Death Benefit is paid under this rider, a lien is created against the policy. This lien is equal to the amount of the Accelerated Death Benefit we pay because of your request (except as stated in the “Administrative Fee” and “Required Loan Repayment” provisions). The new lien is added to any previous existing liens on the policy. Any outstanding lien will continue against the policy until the lien is repaid, or until the policy ends.

18-ABR GIAC	The Guardian Insurance & Annuity Company, Inc.

The lien does not reduce the Policy Account Value. However, the portion of the Policy Account Value supporting the outstanding lien is not available for surrender, policy loan, withdrawal, and cannot be used to pay the policy’s monthly deduction charges. This portion of the Policy Account Value also earns interest at the rate we charge for standard loans under the policy to which this rider is attached, which may be different than the interest rate credited on the Policy Account Value that is not supporting the lien. The amount of the outstanding lien and accrued lien carrying charges will reduce the policy’s net cash surrender value and will be deducted from any death or maturity proceeds ultimately payable.

Establishing a lien against the policy may require the repayment of all or part of an outstanding policy loan (See the “Required Loan Repayment” provision).

Lien Carrying Charges

Any lien created under the policy will bear carrying charges at the rate described in this provision. Carrying charges are payable in arrears on each policy anniversary. Any unpaid lien carrying charges on a policy anniversary are added to the outstanding lien and will bear carrying charges at the applicable rate. This occurs before any monthly deductions due on that date are processed, and after any unpaid policy loan interest is capitalized.

If unpaid lien interest causes the outstanding lien to exceed the policy’s face amount, the policy and rider will end at that time.

The rate we use to determine the carrying charges varies depending on the amount of the outstanding lien. If the outstanding lien is less than or equal to the Policy Account Value, the lien carrying charge rate is equal to the lesser of:

(a)	the standard policy loan interest rate then in effect as described in the policy; or

(b)	an adjustable loan interest rate as allowed by law.

For any amount of an outstanding lien which exceeds the Policy Account Value, the lien carrying charge applicable to that excess amount will be equal to (b) above.

The adjustable loan interest rate is based on the Moody’s Corporate Bond Yield Average published by Moody’s Investors Service, Inc., or any successor thereto, as of the calendar month ending two months before the first day of the month in which the policy anniversary falls. We will set this adjustable rate once each policy year, at the beginning of the policy year and it will not change until the following policy anniversary.

If the index used to calculate the adjustable loan interest rate is discontinued, GIAC will obtain an appropriate substitute, and file this change for approval with each state insurance department.

Effects on the Policy When a Lien is Outstanding

While a lien is in effect under the policy, it will impact the policy’s benefits and provisions as follows:

•	The policy’s face amount will not be reduced by the lien. However, the death proceeds payable if the Insured dies while the policy is in force will be reduced by the amount of any outstanding liens and accrued lien carrying charges.

•	The Policy Account Value will not be reduced by the lien. However, the net cash surrender value or any Alternate Net Cash Surrender Value that may be available upon surrender of the policy will be reduced by the amount of any outstanding lien and accrued lien carrying charges.

•	The loan value of the policy will be reduced by the amount of any outstanding lien and accrued lien carrying charges. If there are both liens and policy loans outstanding under the policy, the policy will lapse if unpaid loan interest causes the lien plus the loan to exceed the cash surrender value of the policy.

•	To keep the policy in force, the Owner must continue to pay any premiums necessary to avoid policy lapse as described in the policy or any applicable riders attached to the policy.

•	If the policy lapses while a lien is outstanding and is later reinstated, the lien must either be repaid or reinstated. If the lien is reinstated, we will both credit interest on the portion of the Policy Account Value securing the lien and will accrue carrying charges as described in this rider, just as if the policy had not lapsed. If the rider is not reinstated, the lien must be repaid.

18-ABR GIAC	The Guardian Insurance & Annuity Company, Inc.

•	You may continue to take partial withdrawals from the policy’s Net Cash Surrender Value as described in the policy. In determining the Net Cash Surrender value, the amount of any outstanding lien and accrued lien carrying charges will be deducted. If a partial withdrawal is taken, we will reduce the Total Lifetime Lien Limit and the Maximum Annual Lien Amount available for that year by the amount of any withdrawals.

•	There is no change to the policy’s cost of insurance or other charges.

•	You may not exercise the Exchange of Policy provision.

Annual Lien Limit

When Accelerated Death Benefits are paid on account of the Chronic Illness of the Insured, GIAC imposes a maximum limit on the amount the Owner may receive in a single calendar year. The maximum amount for base policy face amounts of $250,000 and greater is the Per Diem Limitation declared each year by the Internal Revenue Service, multiplied by 365. GIAC will prorate this amount in the first year in which Accelerated Death Benefits are paid for the portion of the calendar year in which the Insured is eligible for benefits.

If the face amount of the policy is less than $250,000, the Annual Lien Limit is reduced proportionally based on the ratio of the policy’s face amount to $250,000.

There is no Annual Lien Limit for Accelerated Death Benefits paid because of the Terminal Illness of the Insured.

The Annual Lien Amount for a given calendar year is reduced by the amount of any withdrawals made during that calendar year.

Total Lien Limit

The Total Lien Limit of the Policy will be determined when the first Accelerated Death Benefit payment is made under this rider. The Total Lien Limit is equal to the sum of Policy Account Value at that time and the applicable percentage of the Net Amount at Risk as shown in the Table of Percentages for Total Lien Limit Under Accelerated Death Benefit Rider. Once determined, the Total Lien Limit will only change by the amount equal to any partial withdrawals taken from the Policy on or after the Total Lien Limit is determined.

Amount of Accelerated Death Benefit Payment

The amount of Accelerated Death Benefit paid to the Owner will generally equal the amount which was requested. However, the amount of the Accelerated Death Benefit can be limited by the following:

(a)	If the benefit amount requested, when added together with any other Accelerated Death Benefits previously paid during the same calendar year, exceeds the Annual Lien Limit, then we will only pay an amount that, when added to the previously paid Accelerated Death Benefits, adds up to the Annual Lien Limit. For Accelerated Death Benefits paid because of the terminal illness of the Insured, there is no Annual Lien Limit.

(b)	If the benefit amount requested, plus any previous outstanding lien, exceeds the Total Lien Limit, then we will reduce the amount payable so that this Limit is not violated.

(c)	In certain circumstances, the benefit amount requested may be reduced by a required loan repayment, as described in the “Required Loan Repayment” provision.

(d)	A fee is deducted from the first Accelerated Death Benefit paid under this rider as described in the “Administrative Fee” provision.

Administrative Fee

A one-time administrative fee of $250 will be charged upon the first Accelerated Death Benefit payment made under this rider. This fee is associated with the administrative costs of processing Accelerated Death Benefit payments to you. The charge will be deducted from the accelerated amount payable and will be included in the lien that is created by the payment.

18-ABR GIAC	The Guardian Insurance & Annuity Company, Inc.

Required Loan Repayment

An Accelerated Death Benefit may be requested, and therefore a lien established, while a policy loan is outstanding. However, a loan repayment may be required as described in this provision. Such a loan repayment would be deducted from the requested Accelerated Death Benefit prior to the payment of such benefit. A loan repayment is required if (a) plus (b) exceeds (c), where:

(a)	is the requested Accelerated Death Benefit amount, plus any outstanding lien;

(b)	is the amount of any outstanding policy loan as of the date the Accelerated Death Benefit payment is calculated; and

(c)	is the Policy Account Value as of the date the Accelerated Death Benefit payment is calculated.

The amount of the loan repayment is the least of the following:

(1)	(a) plus (b) minus (c), as defined above,

(2)	the amount necessary to repay the loan in its entirety, or

(3)	the requested Accelerated Death Benefit.

We will use unidentified payments made under the policy to repay any outstanding loans and allocate any remainder as a policy premium, rather than to repay the lien.

Lien Repayment

Any outstanding lien may be repaid at any time before the Insured’s death.

Minimum Accelerated Death Benefit Amount

The minimum Accelerated Death Benefit amount is the lesser of $500 or the maximum amount available as determined by the Annual Lien Limit or the Total Lien Limit.

Notice of Claim

A written request for an Accelerated Death Benefit payment may be submitted to GIAC if the Insured is diagnosed as being Chronically Ill or Terminally Ill as defined in this rider. The request for acceleration must identify the policy number and the Insured and be sent to our Customer Service Office.

Claim Form

We will send a claim form to you when a request for an Accelerated Death Benefit payment is made. If we do not mail the claim form within 15 days after a request for an Accelerated Death Benefit payment is made, you will be considered to have complied with the requirements of this rider as to proof of the Insured’s medical condition upon providing a Physician’s certification which is acceptable to us.

The Contract

This rider is:

•	Issued in consideration of the application;

•	Attached to the policy and is part of the entire contract as defined in the policy; and

•	Subject to all the applicable provisions of the policy.

Incontestability

During the first 2 years this rider is in effect, we may contest a request for an Accelerated Death Benefit payment under this rider, based on material misrepresentations made in applying for this rider.

This rider will be incontestable after it has been in force during the Insured’s lifetime for 2 years from its issue date.

Nonparticipation

This rider is not eligible for dividends and will not share in GIAC’s divisible surplus.

18-ABR GIAC	The Guardian Insurance & Annuity Company, Inc.

Issue Date

This rider is effective as of its Issue Date. The Issue Date of this rider is the Issue Date of the basic policy unless this rider is added to an in force policy. In this case, the Issue Date is shown in a separate endorsement, which is issued with the rider.

Termination

The basic policy will terminate when any outstanding lien under this rider exceeds the policy face amount. This rider will terminate on the earliest of:

•	The date the basic policy terminates;

•	The date of the Insured’s death;

•	Upon receipt of proper written request for cancellation at our Customer Service Office. This rider must be sent to the Customer Service Office for cancellation. However, if there is a lien outstanding, the rider cannot be cancelled unless the lien is repaid.

This rider may be reinstated only if the basic policy is reinstated. In addition, this rider will only be reinstated if the Insured is classified as a standard risk or better at the time of reinstatement.

The Guardian Insurance & Annuity Company, Inc.

Secretary

18-ABR GIAC	The Guardian Insurance & Annuity Company, Inc.

TABLE OF PERCENTAGES FOR TOTAL LIEN LIMIT UNDER ACCELERATED DEATH BENEFIT RIDER (ABR)

THE TOTAL LIEN LIMIT UNDER THE ABR IS DESCRIBED IN THE “TOTAL LIEN LIMIT” PROVISION OF THE RIDER. THE PERCENTAGE OF THE NET AMOUNT OF RISK REFERRED TO IN SUCH PROVISION IS SHOWN BELOW:

1.	FOR TERMINAL ILLNESS:80% OF THE NET AMOUNT AT RISK

2.	FOR CHRONIC ILLNESS: A PERCENTAGE OF THE NET AMOUNT AT RISK, VARYING BY ATTAINED AGE, AS FOLLOWS:

ATTAINED AGE	PERCENTAGE
Up to 67	20%
68	24%
69	28%
70	32%
71	36%
72	40%
73	44%
74	48%
75 and over	50%

18-ABR GIAC	The Guardian Insurance & Annuity Company, Inc.